UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras informs about the payment of remuneration to shareholders

—

Rio de Janeiro, August 20, 2025 – Petróleo Brasileiro S.A. – Petrobras, following up on the Material Fact published on 05/12/2025, informs that it will make today the payment of the first installment of shareholder remuneration relating to the balance sheet of March 31, 2025.

The gross amount to be distributed today, entirely in the form of interest on equity, corresponds to R$ 0.45458310 per common and preferred share.

Credit instructions

The payment will be made by Banco Bradesco S.A. (Bradesco), institution depositary of book-entry shares. All shareholders, who have their registration duly updated, will have their rights automatically credited to their bank accounts today. More information can be obtained through any Bradesco branch or by calling 0800-7011616.

For shareholders with custody in B3, the payment will be done by deposit brokers.

For holders of American Depositary Receipts (ADRs) negotiated on the New York Stock Exchange (NYSE), the payment will be made as of August 27, 2025 by JP Morgan Chase, depositary bank of ADRs. Information and clarifications may be obtained at www.adr.com.

Rights not claimed within 3 (three) years from the date of payment (08/20/2025) will lapse and revert to the Company (according to Law 6404/76, article 287, clause II, item a).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 20, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer